Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: Notifications of Major Interests in Shares —
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: RANDGOLD RESOURCES LIMITED
—— —
2. Reason for notification (yes/no)
— An acquisition or disposal of voting rights YES —— —
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached — An event changing the breakdown of voting rights — Other (please specify):___ — 3. Full name of person(s) subject to notification obligation: FMR LLC
—— —
4. Full name of shareholder(s) (if different from 3): See attached schedule
—— —
5. Date of transaction (and date on which the threshold is crossed or reached if different): 26 January 2009
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6. Date on which issuer notified: 27 January 2009
—— —
7. Threshold(s) that is/are crossed or reached: 14%
—— —
8: Notified Details
— A: Voting rights attached to shares
— Class/type of shares Situation previous to the triggering transaction Resulting situation after the triggering transaction
If possible use ISIN code —— —— —
Number of shares Number of voting rights Number of shares Number of voting rights Percentage of voting rights
—— —— —— —— —
Direct Indirect Direct Indirect
—— —— —— —
ISIN: 10,674,452 10,674,452 10,812,352 10,812,352 14.13% GB00B01C3S32 —— —— —— —— —— —
B: Financial Instruments
— Resulting situation after the triggering transaction
— Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be Percentage of voting rights acquired (if the instrument exercised/converted)
—— —— —— —— —
Total (A+B)
— Number of voting rights Percentage of voting rights
—— —
10,812,352 14.13% —— —
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
— See attached schedule — Proxy Voting:
— 10. Name of proxy holder: FMR LLC
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11. Number of voting rights proxy holder will cease to hold: 137,900 shares
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12. Date on which proxy holder will cease to hold voting rights: 26 January 2009
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13. Additional information:
— 14 Contact name:
—

15. Contact telephone name:	

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares	
A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	FMR LLC
Contact address (registered office for legal entities)	
Phone number & email	
Other useful information (at least legal representative for legal persons)	Evangelos Karatzas fil-regreporting@fil.com
B: Identity of the notifier, if applicable	
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	
C: Additional information	

FMR

Issuer Name: RANDGOLD RESOURCES LIMITED

Current ownership percentage: 14.13%

Total shares held: 10,812,352

Issued voting right capital: 76,500,324

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).	28,400	Brown Brothers Harriman and CO	FMR
	6,552,988	Brown Brothers Harriman and CO	FMRCO
	291,400	Citibank NA	FMRCO
	345,115	JP Morgan Chase Bank	FMRCO
	800	JP Morgan Chase Bank	FMR
	501,266	Mellon Bank N.A.	FMRCO
	3,500	Northern Trust CO	FMRCO
	3,031,085	State Street Bank and TR CO	FMRCO
	9,500	State Street Bank and TR CO	FMTC
	1,700	CIBC Mellon Trust (C)	FCL
	17,200	Citibank NA (C)	FMR
	29,400	Northern Trust CO (C)	FMR